UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of March 2018

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated March 1, 2018 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: March 1, 2018

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors growth momentum continues in February 2018 with 38% increase in its domestic sales performance

Key growth drivers: Passenger Vehicles (45%), I&LCV (54%), SCV Cargo & Pickups (50%), MHCV (25%)

Mumbai, March 1, 2018:

In February 2018, Tata Motors registered a growth of 38% at 58,993 units as against 42,679 units due to the continued strong sales performance of its Commercial and Passenger Vehicles Business in the domestic market.

Domestic - Commercial Vehicles

Tata Motors' Commercial Vehicles domestic sales in February 2018 were at 41,222 units, a growth of 36% compared to 30,407 units in February 2017 on the back of robust infrastructural developments, fresh tenders in car carriers, coal movement and the petroleum sector. The growth was also bolstered by increasing demand from construction, growing logistics, e-commerce and FMCG applications. The month on month growing trend in the Commercial Vehicles sales performance in the domestic market resulted in a growth of 21% at 350,144 units in the cumulative year (April 2017- February 2018), over last year.

The M&HCV truck segment continued to be buoyant and the sales were 15,241 units, higher by 25%, over last year. Key factors such as stringent restrictions on overloading, replacement buying and various infrastructure projects continued to drive demand for higher tonnage trucks and tippers.

The I&LCV truck segment has been witnessing a strong month on month sales performance and in February 2018 recorded a growth of 54% at 4,810 units, aided by an increased thrust in Agriculture based, FMCG and E-commerce sectors. Increasing demand for container and refrigerated trucks also led to this growth.

The SCV Cargo and Pickup segment sales at 16,014 units, reported a robust growth of 50% over last year, on the back of new product introductions and an uptick in buying sentiments especially with the e-commerce sector and Government/Municipal applications.

The commercial passenger carrier segment witnessed a growth of 16%, at 5,157 units, compared to last year. This growth is driven primarily by the increase in demand for school buses due to the start of the annual school season.

Domestic - Passenger Vehicles

Tata Motors' Passenger Vehicles sales performance was at 17,771 units as against 12,272 units, a robust growth of 45% over last year on the back of increasing demand of Tiago and Tigor along with Nexon and Hexa gaining traction in the steadily growing UV Segment. The Passenger Car segment registered a strong growth of 17% while the UV segment grew by 165% clearly showing a trend of growing customer base across segments. Cumulative sales growth of Passenger Vehicles in the domestic market (April 2017-Feb 2018) was at 167,055 units compared to 137,718 units, a growth of 21% over last year.

Exports

The company's sales from exports in February 2018 was at 4768 units, a decline of 3% over last year.

-Ends-

About Tata Motors

Tata Motors Limited, a USD 42 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. As India's largest automobile company and part of the USD 100 billion Tata group, Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea. In India, Tata Motors has an industrial joint venture with Fiat. Engaged in engineering and automotive solutions, with a focus on future-readiness and a pipeline of tech-enabled products, Tata Motors is India's market leader in commercial vehicles and among the top in passenger vehicles with 9 million vehicles on Indian roads. The company's innovation efforts are focused on developing auto technologies that are sustainable as well as suited. With design and R&D centres located in India, the UK, Italy and Korea, Tata Motors strives to pioneer new products that fire the imagination of GenNext customers. Abroad, Tata cars, buses, and trucks are being marketed in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com ;follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.